UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Jeffrey A. Welikson, Esq.

Vice President, Corporate Secretary and Deputy General Counsel

American International Group, Inc.

175 Water Street

New York, NY 10038

(212) 770-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N00985106

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American International Group, Inc. 13-2592361
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 97,560,976
	8.	Shared voting power
	9.	Sole dispositive power 97,560,976
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 97,560,976
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.2%
14.	Type of reporting person (see instructions) HC, CO

CUSIP No. N00985106

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the beneficial ownership of stock, nominal value EUR0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”), which has its principal executive offices at AerCap House, Stationsplein 956, 1117 CE Schiphol, The Netherlands.

Item 2. Identity and Background.

The name of the person filing this statement is American International Group, Inc., a Delaware corporation (“AIG”). The principal business of AIG is general insurance, life insurance and retirement services. The principal office of AIG is 175 Water Street, New York, NY 10038.

The name, address, position, present principal occupation and citizenship of each director and executive officer of AIG is set forth in the attached Schedule A, which is incorporated herein by reference in its entirety.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

During the last five years, neither AIG nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, AIG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On December 16, 2013, AIG entered into an agreement under which AIG would sell its 100% interest in International Lease Finance Corporation (“ILFC”) to the Issuer (the “Sale”). The Sale closed on May 14, 2014. AIG received 97,560,976 newly issued Ordinary Shares and $3.0 billion in cash as consideration for the Sale.

Item 4.	Purpose of Transaction.

AIG acquired the Ordinary Shares, along with cash consideration, in order to consummate the sale of ILFC to the Issuer. Other than as set forth in this Schedule 13D, and an increase in the number of directors of the Issuer from nine to eleven to accommodate the addition of two directors entitled to be nominated (but not elected) by AIG, AIG does not have any plans or proposals which may relate to or would result in the items described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

AIG is the direct beneficial owner of 97,560,976 Ordinary Shares of the Issuer, representing approximately 46.2% of the Ordinary Shares of the Issuer. Other than as described in Item 4 above, AIG has not effected any transaction in connection with the Ordinary Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AIG is a party to the Shareholders’ Agreement, dated as of May 14, 2014, by and between AIG, AIG Capital Corporation and the Issuer, which, among other things, addresses governance, voting rights and restrictions, transfer restrictions, preemptive rights and certain covenants with respect to AIG’s Ordinary Shares.

The Shareholders’ Agreement provides that: (i) AIG will have the right to nominate (but not elect) two directors of the Issuer as long as AIG owns 10% or more of the Ordinary Shares, and (ii) so long as AIG holds at least one Ordinary Share, but less than 10% of the Ordinary Shares, AIG will be entitled to nominate (but not elect) one director of the Issuer.

The Shareholders’ Agreement provides that, for so long as AIG holds 25% or more of the Ordinary Shares, AIG will only be entitled to exercise votes for a number of shares up to 24.9% of all of the shares of the Issuer entitled to vote, subject to the following two exceptions:

(i) With respect to the shareholder voting matters listed below, AIG will be entitled to exercise votes for all of its Ordinary Shares:

(A) Approval of any acquisition or purchase of equity in the Issuer that would result in any person owning more than 50% of equity of the Issuer; or any sale or other transfer of all or substantially all of the assets of the Issuer; (B) Approval of any transaction that changes the identity or character of the Issuer, including an acquisition or sale of securities or assets where the value exceeds 1/3 of the Issuer’s consolidated assets; (C) Approval of any amendment to the Articles of Association or by-laws of the Issuer that would have a materially adverse and disproportionate effect on AIG; and (D) Approval of any proposal at any general meeting to limit or exclude AIG’s preemptive rights under the Shareholders’ Agreement.

(ii) With respect to the Issuer voting matters listed below, for so long as AIG holds 10% or more of the Ordinary Shares, AIG will be required to abstain from voting any of the shares it owns in the Issuer:

(A) Appointment, suspension or dismissal of any director whose appointment, suspension or dismissal (as applicable) was not approved by the board of the Issuer; and (B) Approval of any control transaction (e.g., merger, tender offer) not approved by the board of the Issuer.

The Shareholders’ Agreement contains transfer restrictions which provide that AIG may transfer (i) up to 1/3 of the Ordinary Shares after nine months following the closing, (ii) up to 2/3 of the Ordinary Shares after 12 months following the closing, and (iii) any or all of the Ordinary Shares after 15 months following the closing. Furthermore, AIG may only transfer the Ordinary Shares in accordance with all applicable laws and (i) pursuant to one of four enumerated “permitted transfers”, (ii) in a broadly distributed underwritten offering made pursuant to the Registration Rights Agreement or (iii) in one or more related transactions equal to less than 9.9 percent of the total voting power of any person or to any group of persons who, to the knowledge of AIG, form a group.

The Shareholders’ Agreement provides that AIG has the right to purchase its pro rata share of any new shares that the Issuer proposes to sell or issue, in excess of shares that (i) have, or will have upon issuance or sale, voting power equal to or in excess of 20% of the voting power outstanding, or (ii) are, or will be upon issuance or sale, equal to or in excess of 20% of the equity securities of the Issuer.

The Shareholders’ Agreement provides that: (i) the Issuer shall not take any action that would cause AIG to hold 50% or more of the shares of Issuer; and (ii) the Issuer is required to offer to buy back AIG’s Ordinary Shares pro rata with any other shareholders whose shares are bought back.

AIG is a party to the Registration Rights Agreement, dated as of May 14, 2014, by and between AIG and the Issuer, which, among other things, allows AIG to demand registration for the resale of the Ordinary Shares.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT 99.1	Shareholders’ Agreement, dated as of May 14, 2014, by and between AIG, AIG Capital Corporation and the Issuer

EXHIBIT 99.2	Registration Rights Agreement, dated as of May 14, 2014, by and between AIG and the Issuer

CUSIP No. N00985106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN INTERNATIONAL GROUP, INC.

/s/ Peter Juhas Insert Name

Vice President Insert Title

October 31, 2014 Insert Date

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN INTERNATIONAL GROUP, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of American International Group, Inc. are set forth below.

BOARD OF DIRECTORS
Name	Address	Position/Principal Occupation	Citizenship
Robert Steven Miller	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Chairman	American
W. Don Cornwell	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Peter R. Fisher	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
John H. Fitzpatrick	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Peter D. Hancock	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
William G. Jurgensen	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Christopher S. Lynch	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Arthur C. Martinez	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
George L. Miles, Jr.	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Henry S. Miller	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Suzanne Nora Johnson	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Ronald A. Rittenmeyer	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Douglas M. Steenland	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Theresa M. Stone	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

EXECUTIVE OFFICERS
Name	Address	Position/Principal Occupation	Citizenship
Peter D. Hancock	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	President and Chief Executive Officer	American
Michael R. Cowan	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
William N. Dooley	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American and Irish
John Q. Doyle	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
David L. Herzog	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Kevin T. Hogan	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Jeffrey J. Hurd	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Thomas A. Russo	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Siddartha Sankaran	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	Canadian
Brian T. Schreiber	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Jay S. Winthrob	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Charles S. Shamieh	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Senior Vice President	Australian